

May 6, 2009

Mr. Kenneth C. Wiedrich
Chief Financial Officer
Unico, Incorporated
8880 Rio San Diego Drive, 8th Floor
San Diego, California 92108

> **Re: Unico, Incorporated**
> **Form 10-K for Fiscal Year Ended February 29, 2008**
> **Filed June 3, 2008**
> **File No. 000-30239**

Dear Mr. Wiedrich:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft Form 10-K/A for the Fiscal Year Ended February 29, 2008

General

1. In your next response letter, please provide the representations that we are asking for at the end of this letter.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 33

2. We note your response to prior comment 1 and proposed disclosure representing that you will have the ability to generate sufficient revenues to cover your operating costs, since you plan on extracting gold and silver in April 2009 with sales to commence in May 2009. This representation appears to conflict with other statements made under this heading in both your annual and interim financial statements including the Form 10-Q filed January 20, 2009 which indicate that you need to raise additional finances to be able to implement your

12-month plan of operation. Please revise your disclosure to resolve this inconsistency.

Financial Statements

General

3. We note your response to prior comment 3, indicating you do not believe you should be classified as an exploration stage company since you have probable reserves and have had revenues in the past. Our engineer is requesting further information about your view of having mineral reserves. And while the information that you may provide may indicate whether you have moved beyond the exploration stage, since you have not generated significant revenue from planned principal operations, it appears you will need to include inception to date financial information in accordance with SFAS 7. We suggest that you read paragraphs 8 and 9 of that statement and contact us by telephone in advance of filing your next amendment to discuss your plan for resolving this issue.

Note1 – Nature of Organization and Significant Accounting Principles

g. Exploration Activities, page F-10

4. We note your proposed disclosure responding to prior comment 6, indicating "there are no costs recorded at this time for exploration costs…" and "costs of major explorations efforts that lead to establishment of reserves shall be classified as assets…" Please note that except for acquisition costs, all costs incurred up to the point of establishment of proven and probable reserves are considered exploratory in nature and should be expensed as incurred. Upon establishment of proven and probable reserves, costs that are developmental in nature, such as costs related to constructing the infrastructure necessary to extract the reserves and preparing the mine for production, can be capitalized. Please revise your disclosure accordingly, including clarifying that you expense instead of capitalize your exploration costs. Tell us the extent of any exploration costs that you have capitalized to date which may need correction.

Note 3 – Convertible Debentures, page F-14

5. We note your response to prior comment 7 indicating that upon conversion of the debenture, you record a debit to the derivative liability with a corresponding credit to APIC for the portion of derivative liability related to the underlying converted debt. Your disclosure under this heading appears to indicate that you may have also included the value of new common shares that you issued to settle the defaulted convertible debentures, for which you recorded $7.9 million loss in

fiscal year 2008 and $13.3 million loss in fiscal year 2007 on debt settlement, in the credit to APIC in your line item labeled as "Derivative portion of convertible debentures" in your Statement of Stockholders' Equity. If this is the case, please expand your disclosure to discuss all components affecting your "Derivative portion of convertible debentures" balance, as well as specifying both the debt and derivative liability amounts that you reclassified to APIC upon conversion to settle the defaulted convertible debentures.

6.   Please disclose, in tabular format, a roll forward summarizing the activities related to the derivative liability for all periods presented. We expect the table would include the following components:

- Beginning balance
- Derivative gain/(loss) as a result of changes in fair value
- Derivative portion reclassified to APIC as a result of conversions
- Derivative recorded as a result of issuance of new debentures
- Ending balance

If there are other elements of change in this account, identify them separately and describe them in your note.

Note 5 – Legal Matters, page F-15

7.   We have read your response to prior comment 10, regarding the $20 million derivative lawsuit filed on August 14, 2008. Please incorporate your response into your disclosure, clarifying the reason you have not accrued any loss amount for this lawsuit, as well as specifying your range of reasonably possible loss related to this matter in accordance with paragraph 10 of SFAS 5.

Engineering Comments

8.   We note your response to prior comment 12 regarding the disclaimer addressing resource disclosure on your website, press releases, and your amended 10-K filing. The use of this disclaimer is appropriate for use on your website and press releases, but is not applicable in documents filed with the SEC by domestic filers due to the limitation of Instruction 3 to paragraph (b) (5) of Industry Guide 7, generally precluding disclosure of estimates other than proven and/or probable reserves in documents filed with the SEC.

9.   We note your response to prior comment 13 in which you state that the Deer Trail mine is a historical mine that has been rehabilitated, including the construction of a new mill that will process your mined materials. However, given the definitions

set forth in paragraph (a) of Industry Guide 7, mining properties for which you have not established proven or probable reserves should be identified as exploration state properties in your filing. Any terminology indicating that such properties are in either the development or production stages should be removed from your filing.

10.   Your response to prior comment 14 indicates that you believe the mineralization that is exposed may be ore, but you have not conducted further drilling or other feasibility studies to determine economic viability. You also do not disclose any proven or probable reserves with this mine and instead rely on the historical performance of predecessor mining operations to conclude that your material can be mined profitably. Using terminology such as ore or ore body implies that you have reserves because these terms are associated with the definition of reserves in paragraph (a) of Industry Guide 7. Accordingly, please remove these terms from your filing. We will not object if you wish to substitute the term mineralization where you presently use the term ore.

11.   We note your response to prior comment 16 indicating that you intend to remove the term pre-feasibility from your filing and provide a description of your exploration plans. Please include the description of your exploration program in your amended filing, except without the terms measured and indicated reserves or resources, ore, and ore bodies, since you have not yet established proven or probable reserves.

12.   We received the maps that you included with your response to prior comment 17. Please include these maps in your amended filing.

13.   We note your response to prior comment 18 in which you assert that you have reserves developed from historical mining data and professional reports prepared by Behre Dolbear. If these are bankable feasibility studies prepared within the last five years, please submit these studies supplementally to our engineers. Otherwise, if you are unable to demonstrate that you have proven or probable reserves, you will need to remove all tonnage and grade estimates from your filing.

If you have a bankable feasibility study, the information that you submit should be that which establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7, and Rule 12b-4 of the Exchange Act. Please be sure to include the following information:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal, following the guidance in Rule 418(b) of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

14. Please disclose information about your current permits covering your mining activities.

15. We note your response to prior comment 19, stating that you do not believe you are an exploration stage company because past exploration activities have drilled and mapped out mining targets which you are using to develop a mining plan. As we have mentioned above, unless you are able to demonstrate that you have

proven or probable reserves, your activities may only be appropriately described as that of an exploration state company, given the definitions set forth in Industry Guide 7. Accordingly, it appears that you will need to remove all references in the document that use the term "mining" or "mining operations," or "development", where these imply mineral production, such as operations or development.

16.   We note your response to prior comment 20 in which you describe the historical activities of your mining operations and include five tables to be inserted into your filing. We do not see sufficient rationale for terminology such as measured and indicated ore reserves, or your assertion that the property is economically viable, without having applied modern methods of analysis or having conducted current economic studies.

Similarly, we do not see support for your description of mineral potential concerning estimates for possible inferred reserves, or for the assignment of tonnages and value to possible ore, as this tends to ascribe a higher degree of confidence in a geological assumption than is warranted under the circumstances. As the estimates in Table 6 also appear to be without sufficient evidence of economic viability, the financial measurements disclosed with your economic assessment inappropriately imply the existence of reserves.

Please understand that guidance in Instruction 5 to Item 102 of Regulation S-K specifically prohibits the use of terms other than proven and probable reserves, except under limited circumstances. Accordingly, it appears that you will need to remove the terminology and related disclosures referenced above, including Table 2 and the Noranda and gold filed tonnage and grade estimates from your filing. Please also remove the financial information developed and/or derived from the possible development of mineral estimates not qualifying as reserves, including forecasts of operating profit and costs.

17.   We note your response to prior comment 21 in which you state that you own a historical mine with a successful production history extracting mineral resources and that your use of these terms reflects your continuing activities. The disclosure provisions in Industry Guide 7 do not generally allow other terms to be substituted for proven or probable reserves when disclosing estimates of tonnage and grade. Accordingly, please remove all references to measured, indicated and inferred resources from your filing.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or in his absence, Lily Dang at (202) 551-3867, if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 if you have any questions regarding engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief